Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following is a press release filed with the AIM Market of the London Stock Exchange on February 18, 2010 that contains an update on Resaca’s operations.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

EMBARGOED FOR RELEASE AT 7.00AM	18 FEBRUARY 2010

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

Operations Update

Resaca (AIM:RSX and RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, is pleased to provide the following operations update.

Resaca continues to build shareholder value by acquiring, exploiting and producing oil and gas from its West Texas and New Mexico Permian Basin properties. Resaca’s exploitation plan includes the drilling of infill wells, opening behind pipe zones, re-completing wells, reactivating and optimizing waterfloods, improving field infrastructure and, subsequently, CO2 flooding.

Over the last twelve months, the Company has primarily focused its exploitation efforts on its largest property, the Cooper Jal Unit located in Southeast New Mexico. As of 30 June 2009, the Cooper Jal Unit contained greater than 11 MMboe of proved and probable net reserves. At Cooper Jal, the Company has successfully maintained its targeted water injection levels of over 18,000 bw/d since July 2009.  The increased water injection, along with facility upgrades and injection well cleanouts, has resulted in significant reservoir response, which have increased gross production at the Cooper Jal from 450 boe/d to currently over 565 boe/d. Resaca’s net revenue interest in the Cooper Jal Unit is approximately 56 percent. In addition, as expected, the reservoir response has seen increased average daily total fluid volumes produced (from 8,600 bf/d to 10,900 bf/d), decreased the field’s average gas to oil ratio (1,500 to 900 standard cubic feet/bbl), and increased bottom hole pressures throughout the field. These positive developments confirm Resaca’s ability to execute its plan of re-pressuring the reservoir to an optimal level in preparation of the Company’s planned CO2 flood at the property. Further production increases are expected as the Company implements future phases of the water injection program at Cooper Jal.

As reported on 28 September 2009, Resaca successfully re-fraced one of its infill development wells at Cooper Jal Unit and increased the production rate from this well. Resaca has a significant inventory of similar re-frac opportunities, which the Company is currently pursuing with a view to substantially increase production at Cooper Jal. Resaca has re-fraced a total of six wells at Cooper Jal, of which five are currently on production and four have been tested for greater than 30 days. Resaca is currently bringing the sixth refraced well on production. Production tests on the first four wells have delivered an average initial rate of 49 boe/d per well, which represents a five-fold increase versus rates prior to this stimulation work (9 boe/d). The average 30-day stabilized rate of 36 boe/d per well on these four wells represents a four-fold increase in production. This production increase compares very favourably with the expected initial rates estimated by Resaca’s third-party engineers (reflected in the Company’s 30 June 2009 reserve report) of approximately 20 boe/d per well.  Based on these favourable results, Resaca is pleased with the continued success of its re-frac program and the validation of its strategy to deliver shareholder value through the exploitation of known oil and gas reserves using proven engineering techniques. Other opportunities the Company intends to pursue at Cooper Jal include drilling infill wells on tighter 10-acre spacing and completing previously un-drained behind pipe reserves in existing wellbores. New technologies and efficiency gains discovered in the highly successful re-frac program will be applied to these other opportunities as well.

At the Company’s Jordan San Andres, Edwards Grayburg, and Grand Clearfork Units, Resaca has focused its efforts on maintaining its existing waterfloods in preparation of planned waterflood optimization, waterflood expansions, and facility upgrades. At the Company’s minor properties, Resaca has restored all of its previously shut-in wells that are economic at current prices back to production.

Resaca’s current net production rate is approximately 700 boe/d.

The Company expects to release its 31 December 2009 reserve information on or about 31 March 2010.

For further information please contact:

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Dennis Hammond, President and Chief Operating Officer	+1 713-753-1281
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0) 20 7466 5000
Tim Thomson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0) 20 7107 8000
Jonathan Wright Richard Redmayne

RBC Capital Markets (Joint Broker)
Martin Eales	+44 (0) 20 7029 7881
Brett Jacobs	+44 (0) 20 7002 2091

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas. Resaca is focussed on the acquisition and exploitation of long-life oil and gas properties, utilizing a variety of primary, secondary and tertiary recovery techniques. Resaca’s current properties are located in the Permian Basin of West Texas and Southeast New Mexico. Additional information is available at www.resacaexploitation.com.

In accordance with the AIM Rules, the information in this announcement has been reviewed and approved by Dennis Hammond, President. Mr. Hammond has a Bachelor of Science degree in Petroleum Engineering, is a registered professional engineer in the State of Texas, and has over 30 years relevant experience within the sector.